MASLON EDLEMAN BORMAN & BRAND, LLP 3300 WELLS FARGO CENTER 90 SOUTH 7TH STREET MINNEAPOLIS, MINNESOTA 55402
August 31, 2006	CHRISTOPHER J. MELSHA Direct Phone: 612-672-8343 Direct Fax: 612-642-8343 Chris.Melsha@maslon.com

Via Edgar Transmission

Jeffrey P. Riedler
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Hana Biosciences, Inc. (the “Company”)
Form S-3 Registration Statement, Filed June 30, 2006
File No. 333-135554

Dear Mr. Riedler:

As counsel for the Company and on its behalf, this letter will respond to your comment letter dated July 13, 2006 with respect to the above-referenced registration statement (the “Comment Letter”). Enclosed herewith for filing via Edgar is the Company’s Pre-Effective Amendment No. 1 to the Registration Statement on Form S-3 (the “Registration Statement”). Also enclosed for your convenience is a marked copy of the Registration Statement showing changes from the June 30, 2006 filing.

On the Company’s behalf, we hereby respond to the numbered comments contained in the Comment Letter, as follows:

1. Please refer to footnote 1 to the Selling Stockholder table on page 3 of the registration statement. Please revise the footnote to state, if true, that at the time of purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If you are unable to make that statement, you must amend the registration statement, before effectiveness, to be on a form which the company is eligible to use to make a primary offering and the prospectus must state that the seller is an underwriter.

Response: The Company has revised footnote 1 to the Selling Stockholder table on page 23 to state that the selling stockholder has represented to the Company that it did not have, and does not currently have, any agreements, plan or understandings, directly or indirectly, with any person to distribute the shares.

Mr. Jeffrey Riedler
August 31, 2006

* * *

Please contact the undersigned at (612) 672-8343 if you have any questions with respect to the responses contained in this letter or the Registration Statement.

Very truly yours,

/s/ Christopher J. Melsha

Christopher J. Melsha

cc:	Mary K. Fraser (via facsimile at 202-772-9217)
John P. Iparraguirre